Mercedes-Benz Auto Receivables Trust 2024-1
Investor Report
Collection Period Ended   30-Jun-2024

Amounts in USD

Dates

Collection Period No.	6			
Collection Period (from... to)	1-Jun-2024	30-Jun-2024		
Determination Date	11-Jul-2024			
Record Date	12-Jul-2024			
Distribution Date	15-Jul-2024			
Interest Period of the Class A-1, A-2B Notes (from... to)	17-Jun-2024	15-Jul-2024	Actual/360 Days	28
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Jun-2024	15-Jul-2024	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	295,700,000.00	28,169,871.84	0.00	28,169,871.84	95.265038	0.000000
Class A-2A Notes	244,500,000.00	244,500,000.00	240,470,026.00	4,029,974.00	16.482511	0.983517
Class A-2B Notes	244,500,000.00	244,500,000.00	240,470,026.00	4,029,974.00	16.482511	0.983517
Class A-3 Notes	476,600,000.00	476,600,000.00	476,600,000.00	0.00	0.000000	1.000000
Class A-4 Notes	98,010,000.00	98,010,000.00	98,010,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,359,310,000.00**	**1,091,779,871.84**	**1,055,550,052.00**	**36,229,819.84**		
Overcollateralization	34,856,681.09	34,854,167.03	34,854,167.03			
Adjusted Pool Balance	1,394,166,681.09	1,126,634,038.87	1,090,404,219.03			
Yield Supplement Overcollateralization Amount	65,292,162.27	52,916,538.72	51,007,288.90			
Pool Balance	**1,459,458,843.36**	**1,179,550,577.59**	**1,141,411,507.93**			

	Amount	Percentage
Initial Overcollateralization Amount	34,856,681.09	2.50%
Target Overcollateralization Amount	34,854,167.03	2.50%
Current Overcollateralization Amount	34,854,167.03	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	28,169,871.84	95.265038
Class A-2A Notes	5.060000%	1,030,975.00	4.216667	5,060,949.00	20.699178
Class A-2B Notes	5.703030%	1,084,526.21	4.435690	5,114,500.21	20.918201
Class A-3 Notes	4.800000%	1,906,400.00	4.000000	1,906,400.00	4.000000
Class A-4 Notes	4.790000%	391,223.25	3.991667	391,223.25	3.991667
Total		**$4,413,124.46**		**$40,642,944.30**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	35,627,220.32	(1) Total Servicing Fee	982,958.81
Interest Collections	7,279,765.56	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	821,876.71	(2) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
Recoveries	263,825.20		
Purchase Amounts	0.00	(3) Interest Distributable Amount Class A Notes	4,413,124.46
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	203,463.05	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**44,196,150.84**	(6) Regular Principal Distributable Amount	36,229,819.84
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**44,196,150.84**	(8) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (2)]	0.00
		(9) Excess Collections to Certificateholders	2,570,247.73
		Total Distribution	**44,196,150.84**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	982,958.81	982,958.81	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	4,413,124.46	4,413,124.46	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	1,030,975.00	1,030,975.00	0.00
thereof on Class A-2B Notes	1,084,526.21	1,084,526.21	0.00
thereof on Class A-3 Notes	1,906,400.00	1,906,400.00	0.00
thereof on Class A-4 Notes	391,223.25	391,223.25	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	4,413,124.46	4,413,124.46	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	36,229,819.84	36,229,819.84	0.00
Aggregate Principal Distributable Amount	36,229,819.84	36,229,819.84	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,485,416.70
Reserve Fund Amount - Beginning Balance	3,485,416.70
plus/minus change to meet Reserve Fund Required Amount	0.00
plus Net Investment Earnings for the Collection Period	14,312.78
minus Net Investment Earnings	14,312.78
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,485,416.70
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	14,312.78
Net Investment Earnings on the Collection Account	189,150.27
Investment Earnings for the Collection Period	203,463.05

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,459,458,843.36	29,733
Pool Balance beginning of Collection Period	1,179,550,577.59	26,101
Principal Collections	21,160,903.61	
Principal Collections attributable to Full Pay-offs	14,466,316.71	
Principal Purchase Amounts	0.00	
Principal Gross Losses	2,511,849.34	
Pool Balance end of Collection Period	1,141,411,507.93	25,446
Pool Factor	78.21%	

	As of Cutoff Date	Current
Weighted Average APR	7.74%	7.83%
Weighted Average Number of Remaining Payments	60.69	54.13
Weighted Average Seasoning (months)	8.92	15.52

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	1,131,385,723.87	25,276	99.12%
31-60 Days Delinquent	6,699,665.62	117	0.59%
61-90 Days Delinquent	2,397,374.04	40	0.21%
91-120 Days Delinquent	928,744.40	13	0.08%
Total	1,141,411,507.93	25,446	100.00%

Delinquency Trigger	**3.550%**
60+ Delinquency Loans to EOP Aggregate Securitization Value	0.291%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

Losses (1)	Current Amount	Current Number of Receivables	Cumulative Amount	Cumulative Number of Receivables
Principal Gross Losses	2,511,849.34	56	13,227,847.04	295
Principal Net Liquidation Proceeds	819,674.69		5,818,103.34	
Principal Recoveries	255,311.23		1,299,278.33	
Principal Net Loss / (Gain)	1,436,863.42		6,110,465.37	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	1.486%
Prior Collection Period	1.384 %
Second Prior Collection Period	1.666 %
Third Prior Collection Period	0.746 %
Four Month Average	1.320%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.419%
Average Net Loss / (Gain)	20,713.44

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.